As filed with the Securities and Exchange Commission on December 4, 2006
                                                             File No. 333-138111



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           FORM SB-1/A (Alternative 2)


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            EMAZING INTERACTIVE, INC.
             (Exact name of registrant as specified in its charter)

          Nevada                        7389                      20-4672080
------------------------------   -------------------------   -------------------
(State or jurisdiction of        (Primary Industrial         I.R.S. Employer
incorporation or organization)    Classification Code No.)    Identification No.


  101 C North Greenville Avenue, Suite 255, Allen, Texas 75002 (888) 419-5499
  ---------------------------------------------------------------------------
(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

  101 C North Greenville Avenue, Suite 255, Allen, Texas 75002 (888) 419-5499
  ---------------------------------------------------------------------------
(Address of principal place of business or intended principal place of business)

                                G. Edward Hancock
  101 C North Greenville Avenue, Suite 255, Allen, Texas 75002 (888) 419-5499
  ---------------------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code of agent for service)

                  Copies to:          Jeff Mullins
                                      Scheef & Stone, LLP
                                      5956 Sherry Lane, Suite 1400
                                      Dallas, Texas 75225
                                      (214) 706-4200 Tel
                                      (214) 706-4242 Fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

                             -----------------------

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|
                                -----------------



                         CALCULATION OF REGISTRATION FEE
================================================================================
Title of Each         Amount     Proposed        Minimum/Maximum    Amount of
Class of Securities   To be      Offering Price  Proposed Aggregate Registration
to be Registered     Registered  Per Share (1)    Offering  (1)     Fee
================================================================================

Common stock,
$0.001 par value
Minimum               150,000    $   0.50        $  75,000           $  10
Maximum             1,000,000    $   0.50        $ 500,000           $  64
================================================================================
Total maximum       1,000,000    $   0.50        $ 500,000           $  64

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. |X|

(1) Estimated solely for the purpose of calculating the registration fee.

                                                         INITIAL PUBLIC OFFERING
                                                                  PROSPECTUS
                            EMAZING INTERACTIVE, INC.

                Minimum of 150,000 shares of common stock, and a
                   Maximum of 1,000,000 shares of common stock
                                 $0.50 per share

         We are making a best efforts offering to sell common stock in our company. The common stock will be sold by our sole officer and director, G. Edward Hancock after the effective date of this registration statement. The offering price was determined arbitrarily and we will raise a minimum of $75,000 and a maximum of $500,000. The money we raise in this offering before the minimum amount, $75,000, is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. The offering will end on April 15, 2006 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded promptly to those who subscribed for our shares, without interest. There is no minimum purchase requirement for subscribers.

The Offering:
                                    150,000 shares           1,000,000 shares
                                   Minimum offering           Maximum offering
                                   ----------------           ----------------
                                 Per Share     Amount      Per Share     Amount
                                 ---------     ------      ---------    --------

Public Offering Price             $0.50      $ 75,000      $0.50        $500,000


Offering expenses are estimated to be $16,769 if the minimum number of shares are sold, which equates to $0.11 per share, and $33,769 if the maximum number of shares are sold, which equates to $0.03 per share.

There is currently no market for our shares. We intend to work with a market maker who would then apply to have our securities quoted on the over-the-counter bulletin Board or on an exchange as soon as practicable after our offering is complete which we expect will be before April 15, 2006.

                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                          -----------------------------




               This Prospectus is dated __________________________


                               PROSPECTUS SUMMARY

OUR COMPANY

         We were formed as a corporation on April 21, 2006 in the State of Texas and redomiciled to become a Nevada corporation in October 2006. Our executive offices are located at 101 C North Greenville Avenue, Suite 255, Allen, Texas
75002. We are engaged in software development for the gaming industry and host online computer games. The funds raised in this offering will be used to further develop our business and expand into other markets.

THE OFFERING

Our sole officer and director will be selling the offering.
                                                     Minimum      Midpoint     Maximum
                                                   ---------     ---------    ---------
Common shares offered                                150,000       500,000    1,000,000
Common shares outstanding before this offering     5,350,000     5,350,000    5,500,000
                                                   ---------     ---------    ---------
Total shares outstanding after this offering       5,500,000     5,850,000    6,500,000


Officers, directors and their affiliates will not be able to purchase shares in this offering.


                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.


                                         Unaudited                Audited
    Balance Sheet:                    August 31, 2006          June 30, 2006
    --------------                    ---------------          -------------
    Working Capital                      $(68,356)               $(68,823)
    Total Assets                          $48,880                 $50,793
    Total Liabilities                     $70,659                 $65,035
    Stockholder's Equity                 $(21,779)               $(14,242)

    Statement of Operations          Period Unaudited         Period Audited
                                      August 31, 2006          June 30, 2006
                                      ---------------          -------------
    Revenue                               $8,483                  $4,301
    Operating Expense                    $72,112                  $60,393
    Other income (expense)                  $0                      $0
    Net Income (loss)                   $(63,629)                $(56,092)

    Income per share: basic and           $(0.01)                 $(0.01)
    diluted
    No. of shares outstanding            5,350,000               5,350,000

                                  RISK FACTORS

         An investment in our securities is subject to risks inherent to our business. The material risks and uncertainties that our management believes affect us are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this report. The risks and uncertainties described below are not the only ones affecting us. Additional risks and uncertainties that our management is not aware of or focused or that they currently deem immaterial may also adversely affect our business operations. This report is qualified in its entirety by these risk factors. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the value of securities, including our common stock, could decline significantly, and you could lose all or part of your investment.

WE ARE A RECENTLY FORMED COMPANY, FORMED IN THE STATE OF TEXAS ON APRIL 11, 2006 AND REDOMICILED TO THE STATE OF NEVADA ON OCTOBER 2, 2006, WITH CUMULATIVE LOSSES SINCE INCEPTION THAT COULD CAUSE US TO RUN OUT OF MONEY AND CLOSE OUR BUSINESS.

We have an accumulated deficit from operations. There is not sufficient gross revenue and profit to finance our planned growth and, without additional financing as outlined in this prospectus, we could continue to experience losses in the future. Our accumulated deficit from operations through June 30, 2006 was $56,092. We may incur significant expenses in promoting our business, and as a result, will need to generate significant revenues over and above our current revenue to achieve consistent profitability. If we are unable to achieve that profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

We rely on our sole officer to direct the affairs of the company and rely upon him competently operate the business. We do not have key man insurance on our sole officer and director and have no employment agreements with him. Should something happen to our sole officer, this reliance on a single person could have a material detrimental impact on our business and could cause the business to lose its place in the market, or even fail. Such events could cause the value of our stock to decline or become worthless.

INTENSE COMPETITION EXISTS IN THE COMPUTER GAMING INDUSTRY AND WE EXPECT COMPETITION TO CONTINUE TO INTENSIFY.

The computer gaming industry is highly competitive. We compete with numerous online computer gaming sites of varying quality and size. The computer gaming industry is characterized by competitors that vary considerably by their size, quality of service, brand identities, marketing and growth strategies, financial strength and capabilities and management talent. This competition and the expansion of online computer gaming and the aggressive marketing strategies of many of our competitors coupled with the financial strength of the larger competitors, could cause our market presence to decline and therefore could cause the value of your investment to decline or become worthless.

WE ARE SUBJECT TO CYBER ATTACKS ON OUR SITE THAT, IF SUCCESSFUL, COULD RENDER OUR SITE USELESS.

We are subject to possible cyber attacks from competitors or hackers in general who have many ways of breaking into our sites or `spamming' our site. Either one of these, if we do not or cannot deal with it quickly, could cause us to lose market presence and therefore lose customers, which could cause the value of our securities to decline. Should this happen, the value of your investment could decline or become worthless.

WE RELY ON ONLINE GAMERS FOR OUR REVENUE, WHO, IF GAMING CONDITIONS BECOME UNATTRACTIVE, MAY LEAVE AND GO TO ANOTHER SITE.

Gamers are notoriously impatient, driven by being the fastest and first on the particular game they are playing. If our gaming customers sense sluggish play, buggy servers, or poor quality service, they may become bored or frustrated which could make them dissatisfied with the service and become a permanently lost subscriber. Our job as a Company is to keep our servers online, with as few bugs as possible, the fastest in the industry, with prompt attention if something does go wrong. If we fail to attend to these issues, we could permanently lose subscribers, which could cause our business to fail, which would cause your investment to become worthless.

OUR SOLE OFFICER WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 90.91% (or 78.74% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could cause the value of our stock to decline or become worthless.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY, WHICH, IF WE CANNOT OBTAIN, COULD CAUSE US TO HAVE TO CEASE OUR OPERATIONS.

Our capital requirements could be more than our operating income. As of June 30, 2006, our cash balance was $1,212. We do not have sufficient cash to indefinitely sustain operating losses, but believe we can continue for twelve months without any additional funding, but upon raising the minimum amount in this offering, believe that will take us to the point that we will be able to sustain operations for at least a year if we raise no other capital. Our potential profitability depends on our ability to generate and sustain substantially higher net sales with reasonable expense levels. We may not operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering assuming we raise the minimum amount in this offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We have no current or proposed financing plans or arrangements other than this offering. We could seek additional financing through debt or equity offerings. Additional financing may not be available to us, or, if available, may be on terms unacceptable or unfavorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed or postponed indefinitely; if this happens, the value of your investment could decline or become worthless.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH CURRENT OR FUTURE COMPETITORS BECAUSE OF THEIR WELL ESTABLISHED SUPPLY CHAINS AND RECOGNIZED NAMES, WHICH IF WE CANNOT OVERCOME, COULD CAUSE THE VALUE OF YOUR STOCK TO DECLINE OR BECOME WORTHLESS.

Many competitors have advantages over us including longer operating histories and significantly greater financial, advertising, and other resources. Our competitors are local, regional, national and international companies, many of them surviving financially on a shoe string and many of them well funded companies than can easily outmatch our funds. The well funded companies that develop good marketing plans may prove too much for us to overcome. As such competing with established businesses providing the same service may prove unprofitable and your investment could decline in value and become worthless. As a smaller, younger company, breaking into new markets could prove to be costly, and because of this, our profit margin could fall and the value of your investment could decline. Future competitors would increase the number of companies competing for market share. This increased competition could result in price pressure and reduced gross margins, which could harm our net sales and operating results, which in turn could cause your investment to decline and/or become worthless.

NO PUBLIC MARKET FOR OUR COMMON STOCK CURRENTLY EXISTS AND AN ACTIVE TRADING MARKET MAY NEVER MATERIALIZE, AND AN INVESTOR MAY NOT BE ABLE TO SELL THEIR STOCK.

Prior to this offering, there has been no public market for our common stock. We plan work with a market make who would then apply to have our securities quoted on the OTC Bulletin Board. In order to be quoted on the OTCBB, we must be sponsored by a participating market maker who would make the application on our behalf; at this time, we are not aware of a market maker who intends to sponsor our securities and make a market in our stock. Assuming we become quoted, an active trading market still may not develop and if an active market does not develop, the market value could decline to a value below the offering price in this prospectus. Additionally, if the market is not active or illiquid, investors may not be able to sell their securities.

IF A PUBLIC TRADING MARKET FOR OUR COMMON STOCK MATERIALIZES, WE WILL BE CLASSIFIED AS A `PENNY STOCK' WHICH HAS ADDITIONAL REQUIREMENTS IN TRADING THE STOCK, WHICH COULD CAUSE YOU NOT TO BE ABLE TO SELL YOUR STOCK.

The U.S. Securities and Exchange Commission treats stocks of certain companies as a `penny stock'. We are not aware of a market maker who intends to make a market in our stock, but should we be cleared to trade, we would be classified as a `penny stock' which makes it harder to trade even if it is traded on an electronic exchange like the over-the-counter bulletin board. These requirements include (i) broker-dealers who sell to customers must have the buyer fill out a questionnaire, and (ii) broker-dealers may decide upon the information given by a prospective buyer whether or not the broker-dealer determines the stock is suitable for their financial position. These rules may adversely affect the ability of both the selling broker-dealer and the buying broker-dealer to trade your securities as well as the purchasers of your securities to sell them in the secondary market. These requirements may cause potential buyers to be eliminated and the market for the common stock you purchase in this offering could have no effective market to sell into, thereby causing your investment to be worthless.

SHAREHOLDERS PURCHASING SHARES IN THIS OFFERING WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION, CAUSING THEIR INVESTMENT TO IMMEDIATELY BE WORTH LESS THAT THEIR PURCHASE PRICE.

If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering. This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution: (a) if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.01 per share and an immediate dilution to the new shareholders of $0.49 per common share; (b) if the midpoint of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.04 per share and an immediate dilution to the new shareholders of $0.46 per common share. and (c) if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.07 per share and an immediate dilution to the new shareholders of $0.43 per common share.

INVESTORS ARE NOT ABLE TO CANCEL THEIR SUBSCRIPTION AGREEMENTS THEY SIGN, THEREFORE LOSING ANY CHANCE TO CHANGE THEIR MINDS.

Once the Company receives an investors subscription, they will not be able to cancel their subscription. The investor will therefore lose any right or opportunity to change their mind after receipt by the Company.

WE RELY HEAVILY ON MARKETING AND PROMOTION ACTIVITIES TO GENERATE SALES OF OUR SERVERS AND GENERATE GAME PLAYERS ON OUR SERVERS, WHICH IS A SIGNIFICANT UP-FRONT EXPENSE.

The timing and placing of such activities is crucial to revenue growth. This cost could outpace revenue causing cash to decline and therefore putting your investment at risk.

OUR OFFERING PRICE OF $0.50 WAS DETERMINED ARBITRARILY BY OUR PRESIDENT. YOUR INVESTMENT MAY NOT BE WORTH AS MUCH AS THE OFFERING PRICE BECAUSE OF THE METHOD OF ITS DETERMINATION.

The President arbitrarily determined the price for the offering of $0.50 per share. As the offering price is not based on a specific calculation or metric the price has inherent risks and therefore your investment could be worth less than the offering price.

                           FORWARD LOOKING STATEMENTS

         This prospectus contains forward looking statements. These forward looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward looking statements. In addition, the forward looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect our management's view only as of the date of this prospectus.

                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as August 31, 2006 was negative $21,779 or ($0.01) per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.50 per share, after deducting estimated offering expenses), our projected book value as of August 31, 2006 would be:
$36,452 or $0.01 per share, if the minimum is sold, $203,952 or $0.03 per share, if the midpoint amount is sold, and $444,452 or $0.07 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.01 per share and an immediate dilution to the new shareholders of $0.49 per common share.

if the midpoint amount of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.03 per share and an immediate dilution to the new shareholders of $0.46 per common share.

if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.07 per share and an immediate dilution to the new shareholders of $0.43 per common share.

The following table illustrates this per share dilution:
--------------------------------------------------------

                                                  Minimum   Midpoint   Maximum
Assumed initial public offering price             $ 0.50    $ 0.50     $ 0.50
Book value as of August 31, 2006                  $(0.01)   $(0.01)    $(0.01)
Projected book value after this offering          $ 0.01    $ 0.03     $ 0.07
Increase attributable to new stockholders:        $ 0.02    $ 0.04     $ 0.08

Projected book value
  as of August 31, 2006 after this offering       $ 0.01    $ 0.03     $ 0.07
Decrease to new stockholders                      $(0.49)   $(0.47)    $(0.43)
Percentage dilution to new stockholders             98 %       92%       86 %


         The following table summarizes and shows on a projected basis as of June 30, 2006, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:


MINIMUM OFFERING
------- --------
                                Number        Percent                 Average
                              of shares      of shares    Amount      price per
                                owned         owned        paid       share
                                -----         -----        ----       -----
Current shareholders          5,350,000       97.27       $ 41,850     $ 0.01

New investors                   150,000        2.73       $ 75,000     $ 0.50
                             --------------------------------------------------
Total                         5,500,000      100.00       $116,850

MIDPOINT OFFERING
-------- --------
                                Number        Percent                 Average
                              of shares      of shares    Amount      price per
                                owned         owned        paid       share
                                -----         -----        ----       -----
Current shareholders          5,350,000      91.45        $ 41,850     $ 0.01

New investors                   500,000       8.55        $250,000     $ 0.50
                             --------------------------------------------------
Total                         5,850,000     100.00        $291,850

MAXIMUM OFFERING
------- --------
                                Number        Percent                 Average
                              of shares      of shares    Amount      price per
                                owned         owned        paid       share
                                -----         -----        ----       -----
                              5,350,000      84.25        $ 41,850     $ 0.01

New investors                 1,000,000      15.75        $ 500,000    $ 0.50
                             --------------------------------------------------
Total                         6,350,000     100.00        $ 541,850

                              PLAN OF DISTRIBUTION

         The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, G. Edward Hancock. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Hancock, or introduced to Mr. Hancock and personally contacted by him or referred to him. We have no agreements, understandings or commitments, whether written or oral, to offer or sell the securities to any individual or entity, or with any person, including our attorney, or group for referrals and if there are any referrals, we will not pay finders fees.

         Mr. Hancock will be selling the common stock in this offering relying on the safe harbor from broker registration under the Rule 3a4-1(a) of the Securities Exchange Act of 1934. Mr. Hancock qualifies under this safe harbor because Mr. Hancock (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and
(d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering, and he is not a broker dealer, or an associated person of a broker dealer, within the preceding 12 months, and he has not participated in selling securities for any issuer in the past 12 months and shall not sell for another issuer in the twelve months following the last sale in this offering.

         Additionally, he will be contacting relatives, friends and business associates to invest in this offering and provide them with a printed copy of the prospectus and subscription agreement. No printed advertising materials will be used for solicitation, no internet solicitation and no cold calling people to solicit interest for investment. Affiliates may not purchase shares in this offering.

         The money we raise in this offering before the minimum amount is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit the funds in our bank account and retain the transfer agent who will then issue the shares. We do not have an escrow agreement or any other agreement regarding the custody of the funds we raise. The offering will end on April 15, 2007 and if the minimum subscription is not raised by the end of the offering period, all funds will be refunded promptly to those who subscribed for our shares, without interest. The offering will close on April 15, 2007, if not terminated sooner.

         The subscription agreement will provide investors the opportunity to purchase shares at $0.50 per share by purchasing directly from the Company. The agreement also provides that investors are not entitled to cancel, terminate or revoke the agreement. In addition, if the minimum subscription is not raised by April 15, 2007, the subscription agreement will be terminated and any funds received will be promptly returned to the investors.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised. The transfer agent will only be engaged in the event that we obtain at least the minimum subscription amount in this offering.

                                 USE OF PROCEEDS

         The total cost of the minimum offering is estimated to be $16,769, or $33,769 if the maximum is sold consisting primarily of legal, accounting and blue sky fees.

         The following table sets forth how we anticipate using the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                         $75,000    $250,000    $500,000
                                          Minimum   Mid-Level   Maximum
                                          -------   ---------   -------
Legal, Accounting & Printing Expenses      3,500     10,000      20,500
Other Offering Expenses                   13,269     13,269      13,269
Net Proceeds to Company                   58,231    226,731     466,231
                                        -------------------------------
TOTAL                                   $ 75,000   $250,000    $500,000


The following describes each of the expense categories:
* legal, accounting and printing expense is the estimated costs associated with this offering. As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase.
* other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

The following table sets forth how we anticipate using the net proceeds to the company:

                                          $75,000   $250,000   $500,000
                                          Minimum  Mid-level   Maximum
                                         --------   --------   --------
Marketing/Advertising                    $  6,000   $  9,500   $ 18,000
Software development                       15,785     92,133    171,130
Server Lease Agreements                    20,767     85,267    208,767
Salaries, wages                            10,000     25,000     45,000
General corporate overhead                  5,679     14,831     23,334
                                         --------   --------   --------
Proceeds to company                      $ 55,231   $226,731   $466,231

We do not plan to use any of the proceeds to pay off debts owed by the Company. Additionally, all amounts allocated for salaries/commissions will be for new hires and not for officers or directors of the company.

                             DESCRIPTION OF BUSINESS

Emazing Intereactive, Inc. is a Nevada corporation which was incorporated in 2006. In this report, we refer to Emazing Interactive, Inc. as "we," "us" or "Emazing" unless we specifically state otherwise or the context indicates otherwise. We are a gaming organization that is working with prominent marketing services connected to the gaming scene. We specialize in providing marketing awareness of products and services of our customers to millions of on-line gaming players and enthusiasts.

To date, our business development activities have primarily been concentrated in web server access and company branding in hosting web based e-games. This activity is structured whereby our partners and sponsors are provided premium web site exposure identifying their company, name, and product offerings.


We generate  revenues  through our  partnerships  and sponsors.  Sponsoring  EMG
GAMING will bring a product and/or brand name into the spotlight of gamers worldwide. Our customer's brand will be synonymous with the youthful intelligent image that pro-gaming has. Our customers have prime advertising space on our website, IRC channel every hour 24/7 and clothes, which we will wear at competitive events all year round. It is primarily through our fee structure for web server access that we generate revenue. Although our web site creates product awareness for our sponsors and partners, our revenue is generated by fees which our partners and sponsors remit to us for that exposure. In the E-Gaming industry, partners and sponsors will pay top dollar for a popular gaming web site as they can maximize their product and name exposure.

We also generate revenue through eMazing Servers, a "Game Server" rental company whereby we rent game servers for players to play a computer game of their choice. We rent game servers for over 32 different games, the most popular being Half Life's Counter Strike and variations of this game. We rent by the hour, day or month. This rental program is unique for our type of service as most companies choose to rent by the month. We feel this gives us a competitive advantage over our competition.

We have three  standard  packages  designed for our  prospective  partners.  Our
"Gold" package is aimed to give maximum  publicity to our prospective  partners, forcing their product into the world of pro-Gaming  and showing  everybody  that their  company  really cares about the gamers.  The Silver"  package is aimed at companies with a lower budget that are looking to get their product noticed. The
"Bronze"   package  is  for  companies  with  limited  budgets  but  still  want involvement in the eSports industry. Following is a chart outlining the benefits of our partnerships/sponsors at the Gold, Silver and Bronze levels.


---------------------------------------------    ----------------------------------  --------------------------------
GOLD PARTNER FEATURES                            SILVER PARTNER FEATURES             BRONZE PARTNER FEATURES
---------------------------------------------    ----------------------------------  --------------------------------

1. High priority branding on our website,        1. Branding on our website and      1.  Branding on IRC for a
   clothing, computer cases, and IRC channel.       IRC                                 limited time

2. High priority advertising on television,      2. Limited advertising on           2.  Listed as a supporter for a
   radio, E-Sports websites, and magazine           television, radio, E-Sports         limited time
   interviews.                                      and magazine special features.

3. Main Sponsor image, banner and                3. Listed as an official            3.  Special features negotiable
   description of company on our website.           supporter on our website
                                                    with a rotational banner and
4. Special features on your products, e.g.          a small logo.
   news, and reviews.

5. Product/brand endorsement on our              4. Special features on your
   website and at events.                           products, e.g. news, and
                                                    reviews.

6. Availability for press attendances and        5. Product endorsement on our
   media events.                                    website and limited
   Product testing and feedback.                    endorsement at events.

                                                                                      Price: One time payment of
Price: $5000.00 per month                          Price: $2500.00 per month                  $1500.00+
--------------------------------------------- ---------------------------------- --------------------------------

A portion of the  proceeds  of this  offering  will be used to  further  develop
E-Gaming software and lease server capacity and access through server lease agreements. The development of software is the key aspect of our business model in that it is through the game itself that a company such as ours achieves notoriety and industry following thereby affording us the opportunity to promote our sponsors and partners on a fee structured basis. This software development is the game itself and as it achieves acceptance and favorability (more players playing it) the more our company positions it self as a provider of leading edge E-Gaming programs. Part and parcel to this is providing access to the game itself on the World Wide Web. To achieve this, we lease servers or portals, web based access points to allow E-Game players to access our web site and therefore our on-line games. These servers are a major source of revenue for us as we charge access fees to these servers.

BUSINESS OPERATIONS:

GOVERNMENT REGULATION:
At the present time there are no federal government regulations on computer games over the internet or on dedicated servers.

OUR QUALIFICATIONS

Our qualifications are our reputation and experience in the industry. G. Edward Hancock, President, and our contract workers and volunteers have over 50 years of experience in the egaming industry between them.

INDUSTRY & COMPETITION:

Market Analysis Summary:

Gamers are just as fanatical about pro-gaming teams as football fans are with their NFL teams. They watch their matches, attend events, emulate what they wear, buy the hardware they use, and follow the new trends players bring about. Counter-Strike 1.6 is the world renown FPS (First Person Shooter) game and is the #1 online action game in the world. Counter-Strike 1.6 offers the most competition and biggest prize pots in the gaming industry. With all the new advancements within the esports community it also brings about new games, such as Counter-Strike Source. Source is the newest addition to the Counter-Strike family bringing amazing graphics, new maps, and different techniques than Counter-Strike 1.6. The graphics on this engine are amazing and offer high quality details to this game as well. Bringing in this game offers computer companies and hardware companies more sales due to gamers needing a better computer to run the video game. (Source:http://www.csnation.net/articles.php/cssguide_200/)

Online gaming has emerged as one of the biggest growing industries in the new millennium. The Far East has played a significant role in paving the way for recognition for online gamers. Multiplayer online games have generated over 1 billion dollars in revenue for the first time, in 2004. A large proportion of this figure has come from player subscription games such as Everquest and Star Wars Galaxies, but a significant amount has also come from the first person shooter game sales. This figure does not include the emergence of sponsored players and teams as has been seen in Asia over the last 18 months with many players earning above $100,000 in sponsorship deals. These players have become cult figures in their respective countries and "national heroes". The way it stands now, is that this status will start migrating to the already maturing gaming markets such as the US, where global events here now command higher earnings for the winners. Typical earnings of a team range between 20k and 40k for the larger events, though this is small compared to the events of Asia.

These events have caused an influx from many large companies wanting to gain access to this emerging market. Names such as Nike, Pepsi, Red Bull, and Oakley have begun their sponsorship programs globally with an emphasis on the US Market. Gaming leagues and competitions such as WSVG, CPL, ESWC, WCG and WEG have become very popular in the US and the world, culminating in the Asian model for sponsored clans and players increasingly hugely as a result. News of these events is starting to hit mainstream television and press with news of the winning tournaments being broadcasted on channels such as:

1. BBC News Online
2. CNN
3. ABC
4. Fox News
5. MTV
6. Fuse Network
7. CBC  Television  in Canada
8. Many major online news services such as Yahoo,  MSN,  Reuters

As more mainstream media becomes involved in promoting gaming events, this allows more companies outside the gaming community to get involved as named above.

Besides  these  news  sites and  television,  there are  various  ways to follow events. These methods include online radio, such as TSN (www.tsncentral.com), streaming video and in-game viewing tools such as HalfLife-TV. These programs allow the viewer to watch the actual in game action from the point of view of any player they like or if preferred a map overview. Over 30,000 people watched the last CPL (www.thecpl.com) finals on HalfLife-TV alone. (Source: http://www20.tomshardware.com/game/200408071/cyberathlete-14.html)

GAMING STATISTICS

     1. A $35 Million global market only three years ago, pay-per-play gaming reached $137 Million in 2003 and is forecast to grow at an impressive compound annual growth rate (CAGR) of 40 per cent to 2007 to become the second largest online gaming sub-sector behind Multi-player Online Games. (Source: http://www.screendigest.com/ezine/0404/#games)

     2. Screen Digest forecasts that the total online PC games market will top $2.2 Billion by 2007.
          (Source:http://www.screendigest.com/ezine/0404/#games)

     3. Nick Gibson, a games industry analyst and the author of the report states: "The casual online gaming market has matured rapidly since the end of the dotcom boom era and a number of new, high margin revenue models have emerged that have, following a three year hiatus, returned rapid growth to this sector. Amazingly, every single one of the major casual games service providers reported that this growth was being predominantly fuelled by middle-aged and female gamers, the antithesis of the MMOG and hard-core gaming markets." (Source:http://www.screendigest.com/ezine/0404/#games)

     4. The barriers that keep the average gamer from having a say in the future of his or her hobby are falling away and the doors are opening for new talent. Having just passed the 11 billion dollar mark, the gaming industry has started to assume a position as a true defining force in culture and a shaper of our digital future. (Source: http://www4.tomshardware.com/business/20040401/gdc-11.html#conclusion)

     5. Clearly, the most powerful force driving the games market is consumer demand. According to a new study from the Entertainment Software Association (ESA), "Essential Facts about the Computer and Video Game Industry," more than half (54 percent) of all US households have purchased or plan to purchase one or more games this year. (Source:http://cgw.pennnet.com/Articles/Article_Display.cfm?Section=
          Articles&Subsection=Display&Article_ID=209404)

     6. By 2010, 450 million homes worldwide will have broadband connectivity at speeds greater than 1Gbit/second. In addition, of the more than 2 billion mobile phones in use, at least half will be connected to 3G networks, which will feature data transfer speeds in excess 100Kbit/second and make the downloading of games and assets practical. (Source:http://cgw.pennnet.com/Articles/Article_Display.cfm?Section=
          Articles&Subsection=Display&Article_ID=209404)

     7. The report concludes that the electronic gaming market will expand at a compound annual growth rate of 20 percent and will top $55 billion in annual revenue by the end of the decade. (Source:http://cgw.pennnet.com/Articles/Article_Display.cfm?Section=
           Articles&Subsection=Display&Article_ID=209404)

Themis Group (a community and communications services company catering to games, technology, and entertainment enthusiasts) CEO and co-founder Alex Macris says "It's clear that the online gaming portion of the industry continues to experience surging growth, especially in the area of subscription-based games." The age demographic of videogame and computer game users converges to a median point of 29 years. Younger players raised on a steady diet of fantasy action shooters were raving about the whole squad concept of working with teammates online toward a shared goal while living with the reality that one bullet kills and getting maimed slows a soldier down. The same trend is emphasized by the success of Half-Life and its squad-based add-ons, Team Fortress Classic and Counter-Strike.


OUR BUSINESS STRATEGY

We are EMG (EMAZING GAMING), a gaming organization that is working with prominent marketing services connected to the gaming scene. Currently, the entire team consists of contract workers including management, sales, technical development, press and our primary team / players department. We comprise of people who have specific gaming experience - a pre-requisite for employment with our company is experience in the gaming world. Combined, our organization holds well over 50 years of experience in management alone.

Management is primarily consisted of our President and CEO. As CEO, he is responsible for coordinating and leading the entire organization to achieve optimal results and goals. This includes directing contract workers and measuring results. He also manages the budget to satisfy needs for traveling and accommodations to PR events and tournaments. Additionally, our CEO is responsible for strategic thinking and placement within the E-Gaming industry, constantly looking for new opportunities. As such, he is instrumental in building and maintaining sponsor and partner relationships.

The sales department handles contacts to other companies and controls all marketing possibilities. They make proper detailed statistics and documentation on the amount of exposures that the partner in question receives. Also includes the research of the impact of the investments. These workers are on contract.

The technical development area works with the organizations' technical structure, which includes the website, design material, marketing channels, and technical equipment. Also provides technical solutions and services with the integration of the partners' products and the popularity/demand of the latest hardware. These workers are on contract.

Team/Players: The current team of players the backbone to the organization. The team practices and competes in order to keep EMG ORGANIZATION as a world leading organization. The team is the primary marketing channel for sponsors and the organization. The team wears branded clothing and as they perform and succeed spectators and other participants are drawn to play the same games. These workers are on contract.

Press department: Works to provide the public with the latest updates regarding the team and e-sports through our website and other means of communication. Also provides detailed coverage of the teams' progress in tournaments and leagues. These workers are on contract.


EMG GAMING has three major financial objectives to reach its goal as the best and highest-ranking Professional Counter-Strike team in the world:


     1. Maintain Equipment on the Cutting Edge - It goes without saying that when competing in the technologically advanced arena of professional gaming, you want to remain on the leading edge of the technology curve. Faster machines, graphics cards, and other equipment can mean the difference between winning and losing at this level.
     2. Ability to Travel to Tournaments - There is no use in being professional if one can't afford to travel to the various events and tournaments here at home and abroad. Travel and accommodations represent the majority of our costs.
     3. Ability to Train - Professional gamers train for up to 12 hours per day, every day to stay at the top of their game. This does not allow much time for work, and often professional gamers are forced to drop out because they need financial stability to survive. A monthly living allowance would not only allow us to focus on training, but it would also bring greater stability to the team members.

Emazing utilizes their website, emazinggaming.com, as the portal to which e-games are accessed on the World Wide Web. Through links on the website we are able to better manage our visitors, game selection, and visitor profiles, effectively providing us the ability to ultimately understand our customers and their playing habits from which we can then develop more challenging and exciting game content.

All games currently provided by Emazing are third party developed. Through the proceeds of this offering, we will use a portion of the proceeds to develop our own game portfolio. Game development is a capital and time intensive process, usually taking 18-24 months to take a game from concept form to fee based web play. It is our intent to be an industry leading game developer as well as content provider through our interactive website.



Industry and Competitors

The Industry:

The eSports industry is highly competitive. ESports is technologically based and through the medium of the internet is readily accessible to most anyone with a computer and a credit card. Barriers to entry are high due to server costs (owned and/or leased), travel expenses, and general living expenses. The more successful and enthusiastic eSport competitors are reliant on sponsors and partners to generate funds to undergird living, travel and equipment maintenance costs. Although highly competitive, it is also highly fragmented. Esports is worldwide in scope and difficult to assess from a competitive standpoint as games are often hot and therefore streaky in play before another company puts out a more desirable game program. Even so, server capacity, speed and graphics generally determine the amount of play a game will generate.

Marketing Strategy:

We aim to fit our partners' needs and their marketing strategies when customizing a partnership between eMg Gaming and companies. We are always open to new input and ideas and we put our partners' needs first.



The following is an outline of our business exposure table:
                                            --------------

--------------------------------------------------------------------------------
                                         Exposure of partners
----------------------- --------------------------------------------------------
       Partner                              Exposure
----------------------- --------------------------------------------------------
Head partners           Clothing (front,  back), game, PC's, web shop, homepage,
                        chat, quiz, misc.
Main partners           Clothing  (collar, sleeves and thighs), web shop,
                        homepage, chat, misc.
Partners                Web shop, Homepage, chat, misc.
----------------------- --------------------------------------------------------
                                            Exposure explained
--------------------------------------------------------------------------------
Clothing:               Chest, back, collar, thigh and sleeves
PC:                     Stickers on the side of PC tower
Game:                   Banner in Message of the Day in our Counter-Strike
                        Source Server
Web shop:               Print on products (if possible)
Homepage:               Banners, sponsor section and front page
Chat:                   Join message, text commercials
Quiz:                   Product and company endorsements
Misc.:                  CS-movies, wallpapers, custom CS, screensavers etc.
----------------------- --------------------------------------------------------


Future products and services:
The Company plans to gravitate away from leasing servers and instead purchase their own servers. This will greatly reduce overhead costs associated with operations. Additionally, the company will continuously be upgrading equipment, graphics, and technology to increase speed.

Sources and Availability of Raw Material:
We are a service business and do not use raw materials. We use products in performing our service that are readily available from many sources.

Dependence on One or a Few Major Customers:
We rely heavily on sponsors and partners. Sponsors receive greater visibility whereas partners are provided advertising and media coverage. We are not dependent on any one sponsor or partner.

Costs and Effects of Compliance with Environmental Laws:
We are not aware of nor do we anticipate any environmental laws with which we will have to comply.

Number of Employees:
We have one employee, the President. The day to day duties are performed by the President, contract workers and volunteers.

Operations and Technology:
We are highly dependent on technology. Our operations and customer service model is dependent on internet servers, software, computer graphics programs and memory

Research and Development:
The company has in development numerous products that will require the use of a material amount of the assets of the company. Since inception, the company has spent $7,265 on company-sponsored software development. Future expenditures will be dependent on the operating income generated from our product and the amount raised in this offering. If the minimum amount is raised the company plans to spend up to $15,785 in software development. If the mid-level amount is raised, the company plans to spend $92,133 in software development. If the maximum amount is raised, the company plans to spend up to $171,130 in software development.


                  MANAGEMENTS DISCUSSION AND PLAN OF OPERATIONS

         As of August 31, 2006 our cash balance was $2,303 and there was no cash balance reflected for prior periods as our date of inception was April 11, 2006.

         Revenues from April 11, 2006 (date of inception) through August 31, 2006 totaled $8,483. Through August 31, 2006, the company reflected a loss of $63,629 primarily due to marketing, promotion, general and administrative expenses.

The plan of operations for the 12 months following the commencement of this offering will include the continued growth plan. This will include developing partnerships, and sponsor relationships, growing our Game-Sever rental company space, and the development of our software and game library. The Company plans to implement this growth plan by upgrading equipment and software, purchasing servers, and attending eSport events for a higher visibility. In addition, the growth plan will be facilitated by marketing and advertising costs which will be determined by the amount raised in the initial offering. If the maximum amount of $500,000 is raised, these costs are projected to total $18,000 in the first 12 months of operation. If the minimum amount is raised in this offering, in the first 12 months of operation, a minimum amount of money will be spent on advertising.

In addition to advertising, the majority of monies raised in this offering will be applied to software development and server lease/ownership expense. The company has budgeted $45,000 for salaries if the maximum amount is raised in this offering.

Generating Sufficient Revenue:

Since inception, we have generated revenue through server fees which are internet driven. For the next twelve months, we plan to continue generating revenue by the same means.

Financing Needs:

Our cash flows since inception have not been adequate to support on-going operations. As noted above, the Company's financing needs for the next twelve months can and will be met even if the minimum offering amount is raised. We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months.


                             DESCRIPTION OF PROPERTY

         Our corporate facilities are located in a shared office 101 C North Greenville Avenue, Suite 255, Allen, Texas 75002.


         DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:

Name                      Age        Position
--------------------------------------------------------------------------------

G. Edward Hancock         18         Director, President; Secretary and Director


Background of Directors and Executive Officers:

G. Edward Hancock.

G. Edward Hancock, now 18, started in eSports at age 13, being a very talented game player at an early age opened doors for him at such an early age for the level of competition offered. From the conception of the most popular game he has been in the in the top 15% of American players. Coupled with his 10 year computer and internet experience and knowledge of Game Servers this helped him to understand all aspects of the online gaming industry, particularly game servers and performance.

In 2001 Mr. Hancock, in conjunction with a few other gamers, opened a game server rental company in Southern California offering game servers to west coast of United States; this was a very good learning experience. One of the biggest lessons of this venture is the shelf life of the computer equipment and facilities that housed them. If the data center was not set up for online play then the performance suffered, and this business is all about performance.

In 2003 Mr. Hancock helped open a LAN Game Center in Lake Forest California; this facility offered game play by the hour and was a very profitable business in both financially and educationally. This business was sold and Mr. Hancock re-located to Dallas Texas, the home of the biggest online gaming league in the world, CAL, The Cyber Athletic League and CPL , The Cyber Professional League where twice a year teams and players from all over the world come to compete for over 100,000 in money and prizes. Mr. Hancock is now concentrating on managing teams as well as competing as Emazing's sponsored teams, (called eMg) now represent over 15 teams through out the world. Most of the teams are in the US and Canada and are supplied game servers from the eMg XDEF network.

In late 2005 Mr. Hancock started up eMg's XDEF network, a high end gaming server rental company specializing in high performance game servers as well as low cost economical game servers for beginners. Over the next year this business has grown to one of the top US game server rental companies offering the high end consistent service game servers demand.


                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received the following compensation since inception. He has no employment contract with the company.

     Name of Person        Capacity in which he served          Aggregate
Receiving compensation        to receive remuneration         remuneration
----------------------     ---------------------------     --------------------
     G. Edward Hancock     President, Secretary                 2006 - $0
                             and Treasurer

         As of the date of this offering, our sole officer is our only employee.
We have no plans to pay remuneration to any other officer in or associated with our company. When we have funds and/or revenue, our board of directors will determine any other remuneration at that time.


            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In April, 2006, the president of the company received 5,000,000 shares of common stock for assets of $30,600, made up of computer equipment of $15,600 and gaming software of $15,000.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:
*    a director or officer of the issuer;
*    any principal security holder;
*    any promoter of the issuer;
* any relative or spouse, or relative of such spouse, of the above referenced persons.


                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially,  directly or indirectly, more than 5% of the outstanding  common stock,  and all officers and directors of the company:
                                                              Amount                    Amount
                                                              Owned                     Owned
Title / relationship                                          Before the                After the
 to Issuer                 Name of Owner                      offering         Percent  offering    Percent
----------                 -------------------                ---------------------------------------------

President, Secretary
 and Director              G. Edward Hancock                  5,000,000        93.46%
                                    Minimum                                            5,000,000    90.91%
                                    Maximum                                            5,000,000    78.74%

Shareholder                Oxford Guild, Ltd *                  350,000         6.54%
                                    Minimum                                              350,000     6.36%
                                    Maximum                                              350,000     5.51%

No options, warrants or rights have been issued by the Company.


                                       19



                               SIGNIFICANT PARTIES

         The following table lists the relationship of the significant parties to the issuer:

Relationship                        Name and
to Issuer                           business address                      Residential address
---------                           ----------------                      -------------------

Officer                             G. Edward Hancock
and Director                        101 C N. Greenville Ave, Ste 255      601 W. Renner Road #125
                                    Allen, Texas 75002                    Richardson, Texas 75080

Record owners of                    G. Edward Hancock
5% (or more) owner                  101 C N. Greenville Ave, Ste 255      601 W Renner Road #125
of equity securities                Allen, Texas 75002                    Richardson, Texas 75080

                                    Oxford Guild, Ltd.
                                    6817 Dalmation Circle                 6817 Dalmation Circle
                                    Plano, Texas 77023                    Plano, Texas 77023

Beneficial owner of                 G. Edward Hancock
5% (or more) owner                  101 C N. Greenville Ave, Ste 255      601 W Renner Road #125
of equity securities                Allen, Texas 75002                    Richardson, Texas 75080

                                    James Wilkinson
                                    6817 Dalmation Circle                 6817 Dalmation Circle
                                    Plano, Texas 77023                    Plano, Texas 77023

Counsel to Issuer                   Scheef & Stone, LLP
                                    5956 Sherry Lane
                                    Suite 1400
                                    Dallas, Texas 75225

* James Wilkinson is the beneficial owner of Oxford Guild, Ltd. Oxford Guild, Ltd. received 250,000 of its shares for help and advice regarding the development of the initial gaming platform and marketing of the same and paid cash for the other 100,000 shares at $0.10 per share. Oxford Guild, Ltd. and Jim Wilkinson have no plans to play an ongoing role in the business of the company and at this time are strictly investors.


                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $0.50 per share. We are offering a minimum of 150,000 shares and a maximum of 1,000,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share. As of October 10, 2006, we had 5,350,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders and all who subscribe to common shares in this offering have a preemptive right to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors. These provisions apply to all holders of our common stock. Our two shareholders have waived their preemptive right to purchase shares in this offering.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, The Hall Group, CPA's as our independent certified public accountant. We have had no disagreements with them on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our bylaws provide that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware Law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The position of the U.S. Securities & Exchange Commission under the Securities Act of 1933:

                           Insofar as  indemnification  for liabilities  arising
                  under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.

                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Scheef & Stone, LLP, 5956 Sherry Lane, Suite 1400, Dallas, Texas 75225.


                                     EXPERTS

         The financial statements as of June 30, 2006, and for the period from April 11, 2006 (date of inception) to June 30, 2006 and of the company included in this prospectus have been audited by The Hall Group, CPA's, independent certified public accountants, as set forth in his report. The financial statements have been included in reliance upon the authority of them as experts in accounting and auditing.

                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION


The following table sets forth our capitalization as of August 31, 2006. Our capitalization is presented on:
*        an actual basis;
* a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (150,000) we plan to sell in this offering;
         and
* a pro forma basis to give effect to net proceeds from the sale of the midpoint number of shares (500,000) we plan to sell in this offering;
         and
* a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.

                                         Actual          After       After         After
                                        Unaudited       Minimum     Midpoint      Maximum
                                       Aug 31, 2006     Offering    Offering      Offering
                                       ------------    ---------    --------     --------
Stockholders' equity
Common Stock, $0.001 par value;
50,000,000 shares authorized;              5,350          5,500       5,850         6,350
Additional Paid In Capital                36,500         94,581     261,731       501,731
Retained earnings                       ( 63,629)      ( 63,629)   ( 63,629)     ( 63,629)
Total Stockholders' Equity              ( 21,779)        36,452     203,952       444,452

Total Capitalization                    ( 21,779)        36,452     203,952       444,452

Number of shares outstanding           5,350,000      5,500,000   5,850,000     6,350,000

         The Company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.

                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 2301 Ohio Drive, Suite 100, Plano, Texas 75093.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Management of Emazing Interactive, Inc.
Rockwall, Texas

We have audited the accompanying consolidated balance sheet of Emazing Interactive, Inc. and subsidiary of June 30, 2006 and the related consolidated statements of operations, cash flows and stockholders' equity for the period from April 11, 2006 (date of inception) to June 30, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Emazing Interactive, Inc. and subsidiary as of June 30, 2006, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered significant losses and will require additional capital to develop its business until the Company either (1) achieves a level of revenues adequate to generate sufficient cash flows from operations; or (2) obtains additional financing necessary to support its working capital requirements. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ The Hall Group, CPAs
------------------------
The Hall Group, CPAs
Dallas, Texas

September 28, 2006

                            EMAZING INTERACTIVE, INC.
                           Consolidated Balance Sheet
                                 June 30, 2006


ASSETS
      Current Assets
          Cash and Cash Equivalents                                    $  1,212
                                                                       --------
               Total Current Assets                                       1,212

      Fixed Assets
          Computer Equipment                                             15,600
          Gaming Software                                                38,488
          Less: Accumulated Depreciation                                 (4,507)
                                                                       --------
               Total Fixed Assets                                        49,581
                                                                       --------

                   TOTAL ASSETS                                        $ 50,793
                                                                       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
      Current Liabilities
          Accounts Payable                                             $ 65,035
                                                                       --------
               Total Liabilities (All Current)                           65,035

      Stockholders' Equity
          Common stock, $.001 par value, 50,000,000 shares authorized,
               5,350,000 shares issued and outstanding                    5,350
          Additional Paid-In Capital                                     36,500
          Retained Earnings (Deficit)                                   (56,092)
                                                                       --------
               Total Stockholders' Equity (Deficit)                     (14,242)
                                                                       --------

                   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY          $ 50,793
                                                                       ========


The accompanying notes are an integral part of these financial statements.

                            EMAZING INTERACTIVE, INC.
                      Consolidated Statement of Operations
            From April 11, 2006 (Date of Inception) to June 30, 2006


REVENUES                                             $     4,301

OPERATING EXPENSES
      Depreciation                                         4,507
      General and Administrative:
           Accounting and Professional                     2,820
           Computer Expenses                              20,019
           Contract Services                              17,740
           Licenses and Fees                               3,094
           Office Expense                                  2,192
           Telephone                                       8,263
           Travel Expense                                  1,758
                                                     -----------
           TOTAL OPERATING EXPENSES                       60,393
                                                     -----------

NET OPERATING (LOSS)                                     (56,092)

OTHER INCOME (EXPENSE)
      None                                                     0
                                                     -----------
           TOTAL OTHER INCOME (EXPENSE)                        0
                                                     -----------

NET (LOSS) BEFORE INCOME TAXES                           (56,092)
      Provision for Income Taxes (Expense) Benefit             0
                                                     -----------

NET INCOME (LOSS)                                    $   (56,092)
      Beginning Retained Earnings                              0
                                                     -----------

ENDING RETAINED EARNINGS (DEFICIT)                   $   (56,092)
                                                     ===========


EARNINGS PER SHARE

      Weighted Average of Outstanding Shares           5,211,111
                                                     ===========
      Income (Loss) for Common Stockholders          $     (0.01)
                                                     ===========


The accompanying notes are an integral part of these financial statements.



                            EMAZING INTERACTIVE, INC.
            Consolidated Statement of Changes in Stockholders' Equity
            From April 11, 2006 (Date of Inception) to June 30, 2006

                                                                      Retained
                                      Common Stock        Paid-In     Earnings
                                 Shares       Amount      Capital     (Deficit)    Totals
                                 ---------   ---------   ---------   ---------    ---------

Beginning Stockholder's Equity           0   $       0   $       0   $       0    $       0

Common Stock Issued For:
      Assets                     5,000,000       5,000      25,600      30,600
      Services                     250,000         250       1,000       1,250
      Cash                         100,000         100       9,900      10,000

Net Income (Loss)                        0           0           0     (56,092)     (56,092)
                                 ---------   ---------   ---------   ---------    ---------
Ending Stockholders' Equity
      Equity (Deficit)           5,350,000   $   5,350   $  36,500     (56,092)   $ (14,242)
                                 =========   =========   =========   =========    =========



The accompanying notes are an integral part of these financial statements.

                            EMAZING INTERACTIVE, INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
            FROM APRIL 11, 2006 (DATE OF INCEPTION) TO JUNE 30, 2006


CASH FLOWS FROM OPERATING ACTIVITIES
      Net (Loss)                                           $(56,092)
      Adjustments to reconcile net income to net cash
       provided by operating activities:
           Common Stock Issued for Services                   1,250
           Depreciation                                       4,507
           Increase in Accounts Payable                      65,035
                                                           --------

               Net Cash Provided by Operating Activities     14,700

CASH FLOWS FROM INVESTING ACTIVITIES
      Purchase of Fixed Assets                              (23,488)
                                                           --------
               Net Cash (Used) by Investing Activities      (23,488)

CASH FLOWS FROM FINANCING ACTIVITIES
      Sale of Common Stock for Cash                          10,000
                                                           --------
               Net Cash Provided by Financing Activities     10,000
                                                           --------

NET INCREASE IN CASH AND CASH EQUIVALENTS                     1,212

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    0
                                                           --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                   $  1,212
                                                           ========


SUPPLEMENTAL DISCLOSURES

      Cash Paid During the Year for Interest Expense       $      0
                                                           ========




The accompanying notes are an integral part of these financial statements.

                            EMAZING INTERACTIVE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2006


NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

         Nature of Activities, History and Organization:
         -----------------------------------------------

         Emazing Interactive, Inc. (The "Company") operates as an online gaming facilitator through its subsidiary Emazing Gaming, LLC. The Company is located in Allen, Texas and was incorporated on April 11, 2006 under the laws of the State of Texas.

         Significant Accounting Policies:
         --------------------------------

         The Company's management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. Below is a summary of certain significant accounting policies selected by management.

                  Basis of Presentation:
                  ----------------------

                  The Company prepares its financial statements on the accrual basis of accounting.

                  Cash and Cash Equivalents:
                  --------------------------

                  All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

                  Principles of Consolidation:
                  ----------------------------

                  The June 30, 2006 financial statements include the accounts of Emazing Gaming, LLC, an operating subsidiary. All significant intercompany transactions and balances have been eliminated.

                  Website Software Development Costs:
                  -----------------------------------

                  The Company adopted EITF 00-02, "Accounting for website developments costs". In accordance with EITF 00-02, the costs incurred for the (i) website application and infrastructure development; (ii) graphics development; and (iii) content development, which took the website to a functional stage where it could receive server and gaming orders, were capitalized and are being amortized over three years. Maintenance expenses or costs that do not result in new revenue producing features or functions, such as updating information and products or maintenance of the website or promotion of the website using search engines, are expensed as incurred. Prior to this development, Emazing had no website. In the period ended June 30, 2006, $790 has been expensed and $38,488 capitalized.

                            EMAZING INTERACTIVE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2006


NOTE 1 -  CONTINUED
-------------------

                  Earnings (Loss) per Share:
                  --------------------------

                  Earnings (loss) per share (basic) is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding for the period covered. As the Company has no potentially dilutive securities, fully diluted earnings
                  (loss) per share is identical to earnings (loss) per share (basic).

                  Use of Estimates:
                  -----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - FIXED ASSETS
---------------------

         Fixed assets at June 30, 2006 are as follows:

                  Computer equipment                          $    15,600
                  Gaming software                                  38,488
                  Less: Accumulated Depreciation                 (  4,507)
                                                              ------------

                           Total Fixed Assets                 $    49,581
                                                              ============

         Depreciation expense was $4,507 for the period ended June 30, 2006.


NOTE 3 - COMMON STOCK
---------------------

         The Company is authorized to issue 50,000,000 common shares at a par value of $0.001 per share. These shares have full voting rights. At June 30, 2006, there were 5,350,000 shares outstanding as follows:

                                                                Shares
                                                              ---------

                  At Inception                                5,000,000
                  April 24, 2006                                250,000
                  June 30, 2006                                 100,000
                                                              ---------

                           Total Shares Outstanding           5,350,000
                                                              =========

                            EMAZING INTERACTIVE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2006


NOTE 4 - INCOME TAXES
---------------------

         The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable. Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         Since the realization of any deferred tax benefits is contingent upon future earnings, no deferred tax asset has been accrued since the likelihood of future earnings has not been demonstrated.

         The Company had a net loss for the period ended June 30, 2006, and therefore incurred no tax liability. The net operating losses and their expiration follow:

                                                       Expiration
                           Net (Loss)                     Date
                           ----------                     ----
                           $ (56,092)                     2026


NOTE 5 - FINANCIAL CONDITION AND GOING CONCERN
----------------------------------------------

Emazing has an accumulated deficit through June 30, 2006 totaling $56,092, and at June 30, 2006 had negative working capital of $63,823. Because of this loss, Emazing will require additional working capital to develop its business operations. Emazing intends to raise additional working capital either through private placements, public offerings and/or bank financing. There are no assurances that Emazing will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support Emazing's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, Emazing will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Emazing. If adequate working capital is not available Emazing may not continue its operations.

Emazing faces many factors in its ability to continue as a going concern, including but not limited to, the promotion of its gaming website, competition from larger and better capitalized companies, and its ability to create traffic to its website and virtual store. To date, much of Emazing's activities have been focused on advertising and promotion to create it's identity in the community, and its continued existence is dependent upon the gaming public purchasing more time on its gaming servers.

                            EMAZING INTERACTIVE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  JUNE 30, 2006


NOTE 5 -  CONTINUED
-------------------

Should the above concerns materialize, it is conceivable that Emazing would have to suspend or discontinue operations. Management believes that the efforts it has made to promote its site will continue for the foreseeable future. These conditions raise substantial doubt about Emazing's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Emazing be unable to continue as a going concern.

NOTE 6 - SUBSEQUENT EVENT
-------------------------

On October 2, 2006, the Company converted its corporate charter to domicile in Nevada (previously in Texas).

                            EMAZING INTERACTIVE, INC.

                           CONSOLIDATED BALANCE SHEET
                                 AUGUST 31, 2006




                                     ASSETS
CURRENT ASSETS:
    Cash                                                               $  2,303

PROPERTY AND EQUIPMENT:
    Computer equipment                                                   15,600
    Accumulated depreciation                                             (2,167)
    Gaming software                                                      38,488
    Accumulated amortization                                             (5,344)
                                                                       --------
    Total property                                                       46,577

                                                                       --------
TOTAL ASSETS                                                           $ 48,880
                                                                       ========

            LIABILITIES AND STOCKHOLDERS' deficit
CURRENT LIABILITIES:
    Accounts payable                                                     70,659
                                                                       --------

TOTAL LIABILITIES                                                        70,659

STOCKHOLDERS' EQUITY (DEFICIT)
    Common stock, $0.01 par value, 50,000,000 authorized,
            5,350,000 issued and outstanding                              5,350
    Additional paid-in-capital                                           36,500
    Accumulated deficit                                                 (63,629)
                                                                       --------
    Total Stockholders' Deficit                                         (21,779)
                                                                       --------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                            $ 48,880
                                                                       ========















See accompanying summary of accounting policies and notes to consolidated financial statements

                            EMAZING INTERACTIVE, INC.

                      CONSOLIDATED STATEMENT OF OPERATIONS
    For the Period from April 11, 2006 (date of inception) to August 31, 2006



REVENUE:                                                            $     8,483

OPERATING EXPENSE:
    Depreciation and amortization                                         7,511
    General and administrative                                           64,601
                                                                    -----------
    Total Operating Expense                                              72,112
                                                                    -----------

Net income (loss) before income taxes                                   (63,629)

Benefit from (provision for) income taxes                                     0
                                                                    -----------

NET INCOME                                                              (63,629)
                                                                    ===========





Basic weighted average shares outstanding                             5,271,329
                                                                    ===========
Fully diluted shares outstanding                                      5,350,000
                                                                    ===========


Income per share - basic                                                 ($0.01)
                                                                    ===========
Income per share - fully diluted                                         ($0.01)
                                                                    ===========
















See accompanying summary of accounting policies and notes to consolidated financial statements

                            EMAZING INTERACTIVE, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
    For the Period from April 11, 2006 (date of inception) to August 31, 2006


CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                         ($63,629)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Common stock issued for services                          1,250
                Depreciation and amortization                             7,511
                Change in accounts payable                               70,659
                                                                       --------
NET CASH USED BY OPERATING ACTIVITIES:                                   15,791

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of assets                                                  (23,488)
                                                                       --------
    Total cash flows from investing activities                          (23,488)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock for cash                                        10,000
                                                                       --------
    Total cash flows from financing activities                           10,000

                                                                       --------

NET INCREASE IN CASH                                                   $  2,303

CASH, BEGINNING OF PERIOD                                                     0
                                                                       --------

CASH, END OF PERIOD                                                    $  2,303
                                                                       ========




 Non-cash investing activity:
----------------------------
Issued 5,000,000 shares for $15,600 of computer equipment and $15,000 of gaming software



















See accompanying summary of accounting policies and notes to consolidated financial statements

                            EMAZING INTERACTIVE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 2006


NOTE 1 - NATURE OF ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

         Nature of Activities, History and Organization:
         ----------------------------------------------

         Emazing Interactive, Inc. (The "Company") operates as an online gaming facilitator through its subsidiary Emazing Gaming, LLC. The Company is located in Allen, Texas and was incorporated on April 11, 2006 under the laws of the State of Texas.

         Significant Accounting Policies:
         -------------------------------

         The Company's management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and expense. Below is a summary of certain significant accounting policies selected by management.

                  Basis of Presentation:
                  ---------------------

                  The Company prepares its financial statements on the accrual basis of accounting.

                  Cash and Cash Equivalents:
                  -------------------------

                  All highly liquid investments with original maturities of three months or less are stated at cost which approximates market value.

                  Principles of Consolidation:
                  ---------------------------

                  The August 31, 2006 financial statements include the accounts of Emazing Gaming, LLC, an operating subsidiary. All significant intercompany transactions and balances have been eliminated.

                  Website Software Development Costs:
                  ----------------------------------

                  The Company adopted EITF 00-02, "Accounting for website developments costs". In accordance with EITF 00-02, the costs incurred for the (i) website application and infrastructure development; (ii) graphics development; and (iii) content development, which took the website to a functional stage where it could receive server and gaming orders, were capitalized and are being amortized over three years. Maintenance expenses or costs that do not result in new revenue producing features or functions, such as updating information and products or maintenance of the website or promotion of the website using search engines, are expensed as incurred. Prior to this development, Emazing had no website. In the period ended August 31, 2006, $790 has been expensed and $38,488 capitalized.

                            EMAZING INTERACTIVE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 2006


NOTE 1 -  CONTINUED
-------------------

                  Earnings (Loss) per Share:
                  -------------------------

                  Earnings (loss) per share (basic) is calculated by dividing the net income (loss) by the weighted average number of common shares outstanding for the period covered. As the Company has no potentially dilutive securities, fully diluted earnings
                  (loss) per share is identical to earnings (loss) per share (basic).

                  Use of Estimates:
                  ----------------

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


NOTE 2 - FIXED ASSETS
---------------------

         Fixed assets at August 31, 2006 are as follows:

                  Computer equipment                         $  15,600
                  Gaming software                               38,488
                  Less: Accumulated Depreciation               ( 7,511)
                                                             ---------

                           Total Fixed Assets                $  46,577
                                                             =========

         Depreciation expense was $7,511 for the period ended August 31, 2006.


NOTE 3 - COMMON STOCK
---------------------

         The Company is authorized to issue 50,000,000 common shares at a par value of $0.001 per share. These shares have full voting rights. At August 31, 2006, there were 5,350,000 shares outstanding as follows:

                                                              Shares
                                                              ------

                  At Inception                              5,000,000
                  April 24, 2006                              250,000
                  June 30, 2006                               100,000
                                                            ----------

                         Total Shares Outstanding           5,350,000

                            EMAZING INTERACTIVE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 2006


NOTE 4 - INCOME TAXES
---------------------

         The Company has adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS No. 109), which requires the use of the liability method in the computation of income tax expense and the current and deferred income taxes payable. Under SFAS No. 109, income tax expense consists of taxes payable for the year and the changes during the year in deferred assets and liabilities. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases and financial reporting bases of assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         Since the realization of any deferred tax benefits is contingent upon future earnings, no deferred tax asset has been accrued since the likelihood of future earnings has not been demonstrated.

         The Company had a net loss for the period ended August 31, 2006, and therefore incurred no tax liability. The net operating losses and their expiration follow:

                                                         Expiration
                           Net (Loss)                        Date
                           ----------                        ----
                           $ (63,629)                        2026


NOTE 5 - FINANCIAL CONDITION AND GOING CONCERN
----------------------------------------------

Emazing has an accumulated deficit through August 31, 2006 totaling $63,629, and at August 31, 2006 had negative working capital of $68,356. Because of this loss, Emazing will require additional working capital to develop its business operations. Emazing intends to raise additional working capital either through private placements, public offerings and/or bank financing. There are no assurances that Emazing will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support Emazing's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, Emazing will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to Emazing. If adequate working capital is not available Emazing may not continue its operations.

Emazing faces many factors in its ability to continue as a going concern, including but not limited to, the promotion of its gaming website, competition from larger and better capitalized companies, and its ability to create traffic to its website and virtual store. To date, much of Emazing's activities have been focused on advertising and promotion to create it's identity in the community, and its continued existence is dependent upon the gaming public purchasing more time on its gaming servers.

                            EMAZING INTERACTIVE, INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 AUGUST 31, 2006


NOTE 5 -  CONTINUED
-------------------

Should the above concerns materialize, it is conceivable that Emazing would have to suspend or discontinue operations. Management believes that the efforts it has made to promote its site will continue for the foreseeable future. These conditions raise substantial doubt about Emazing's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should Emazing be unable to continue as a going concern.

NOTE 6 - SUBSEQUENT EVENT
-------------------------

On October 2, 2006, the Company converted its corporate charter to domicile in Nevada (previously in Texas).

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                            2
Corporate Information                                                         2
Summary Financial Data                                                        2
Risk Factors                                                                  3
Forward Looking Statements                                                    7
Dilution                                                                      7
Plan of Distribution                                                          9
Use of Proceeds                                                              10
Description of Business                                                      10
Management's Discussion and Plan of Operations                               17
Description of Property                                                      18
Director's, Executive Officers and Significant Employees                     18
Remuneration of Officers and Directors                                       19
Interest of Management and Others in Certain Transactions                    19
Principal Shareholders                                                       19
Significant Parties                                                          20
Securities Being Offered                                                     20
Relationship with Issuer of Experts Named in Registration Statement          21
Legal Proceedings                                                            21
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            21
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          21
Legal Matters                                                                21
Experts                                                                      22
Dividend Policy                                                              22
Capitalization                                                               22
Transfer Agent                                                               23
Financial Statements                                                         F-1

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Pennsylvania Corporation Act, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article Thirteen of our Articles of Incorporation states:

          A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for any act or omission in his capacity as a director, except to the extent otherwise expressly provided by a statute of the State of Pennsylvania. Any repeal or modification of this Article shall be prospective only, and shall not adversely affect any limitation of the personal liability of a director of the corporation existing at the time of the repeal or modification.


Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out of pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                       Minimum          Maximum
                                                     ---------        ---------
        SEC Filing Fee                               $      64        $      64
        Printing and Engraving Expenses                  1,000            5,000
        Legal Fees and Expenses                          2,500           15,500
        Edgar Fees                                       2,800            2,800
        Accounting Fees and Expenses                     3,000            3,000
        Blue Sky Fees and Expenses                       4,500            7,000
        Miscellaneous                                    2,905              405
                                                     ---------        ---------
        TOTAL                                        $  16,769        $  33,769

As more shares are sold, we anticipate legal fees to increase due to the liklihood of investors being from other states which could result in state blue sky securities filings. Although our legal fees are not contingent on the number of shares sold, it is likely that the legal fees will increase as our attorney will charge us for these filings. Also, as more shares are sold, our printing expenses will increase.


Item 3.        Undertakings
   1(a) Rule 415 Offering. If the small business issuer is registering securities under Rule 415 of the Securities Act (230.415 of this chapter), that the small business issuer will:

     (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

          (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
          (iii) Include any additional or changed material information on the plan of distribution.
     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
     (4) For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to his registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to purchaser:
          (i) Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (230.424 of this chapter);
          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;
         (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and
          (iv) Any other communication that is an offer in hte offering made by the undersigned small business issuer to the purchaser.

  1(g)         That, for determining liability under the Securities Act  to  any purchaser:
(1) If the small business issuer is relying on Rule 430B:
         (i) Each prospectus filed by the undersigned small business issuer pursuant to Rule 424(b)3 shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
         (ii) Each  prospectus  required to be filed pursuant to Rule 424(b)(2),
(b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(I), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date fo the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided however, that no statement made in a registration statement or prospectus that is part of a registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supercede or modify and statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2) If the small business issuer is subject to Rule 430C, include the following:
Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of a registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supercede or modify and statement that was made in the registration statement or prospectus that was part of the registration statement or made in any document immediately prior to such date of first use.

         Registrant hereby undertakes to request acceleration of the effective date of the registration statement under Rule 461 of the Securities Act:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter ahs been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

Item 4.          Unregistered Securities Issued or Sold Within One Year

         In April 2006, the Company issued 5,000,000 shares of common stock in exchange for 400,000 membership units of Emazing Gaming, LLC. The LLC had assets of $30,600. The membership units in the LLC were issued in April 2006 to its founder, G. Edward Hancock, for $30,600 of assets, composed of $15,600 of computer equipment and $15,000 of gaming software. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction in March 2006, the founder, sole officer and director received stock for his membership units in Emazing Gaming, LLC which had assets of $30,600.

         In April 2006, the Company issued 250,000 shares of common stock to Oxford Guild, Ltd., an unrelated party, in exchange for services valued at $12,500 or $0.05 per share. These services relate to the help and advice regarding the development of the initial gaming platform and marketing of the same. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction in April 2006, the services were exchanged for 250,000 shares of common stock. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

        The Company sold 100,000 shares of common stock on June 30, 2006 for $10,000 cash to Oxford Guild, Ltd., an existing shareholder of the Company. The common stock was valued at $0.10 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The Company relied upon this exemption because in a private transaction on June 30, 2006, the purchaser paid $10,000 in exchange for 100,000 shares of common stock. The purchasers were sophisticated investors as evidenced by their signing a subscription form stating their accredited investor status, and purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

Item 5.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.                   Identification of Exhibit
   2.1*  - Articles of Incorporation for Texas
   2.2*  - Articles of Conversion from a Texas corporation to a Nevada
           Corporation
   2.3*  - Articles of Incorporation for Nevada
   2.4*  - By Laws
   3.1* -  Specimen Stock Certificate

   4.1* - Form of Subscription Agreement
  10.1  - Consent of The Hall Group, CPAS's
  11.1*  - Opinion and Consent of Scheef & Stone, LLP


* Filed previously

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Allen, State of Texas, on December 4, 2006.

                            Emazing Interactive, Inc.



                         By: /s/ G. Edward Hancock
                             --------------------------------
                                 G. Edward Hancock, President


In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities and on the dates stated.

Signature                                     Title                  Date
--------------------------------     -----------------------   -----------------


/s/  G. Edward Hancock
--------------------------------
G. Edward Hancock                    President, Secretary,      December 4, 2006
                                      Treasurer, Director

/s/  G. Edward Hancock
--------------------------------
G. Edward Hancock                    Chief Executive Officer    December 4, 2006


/s/  G. Edward Hancock
--------------------------------
G. Edward Hancock                    Chief Financial Officer    December 4, 2006


/s/  G. Edward Hancock
--------------------------------
G. Edward Hancock                    Chief Accounting Officer   December 4, 2006